PRESS RELEASE	FOR IMMEDIATE RELEASE

 Tembec announces amended and restated working capital loan facility of $250 million

Temiscaming, Quebec, January 22, 2007 – Tembec today announced that it has amended and restated its working capital loan facility with CIT Business Credit Canada Inc. (CIT). The restated and amended loan facility announced today is a three-year committed revolving working capital facility of $250 million, available to both Tembec Industries Inc. and its wholly-owned subsidiary, Tembec Enterprises Inc. (formally Spruce Falls Inc.). The amended and restated facility effectively replaces a $150 million revolving working capital facility with CIT and a $136 million non-revolving working capital facility with a syndicate of banks that would have matured in June 2008. The new facility will ensure that Tembec has sufficient revolving credit to efficiently manage its operations.

CIT Business Credit Canada Inc. is the Canadian asset-based lending unit of CIBC World Markets and CIT Group Inc. Owned equally by CIBC World Markets and CIT Group Inc., CIT will continue to act as administrative agent and collateral agent for a syndicate of lenders.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments. Such statements are subject to a number of uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States. Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information:	Pierre Brien
Vice President, Communications and Public Affairs
Tel.: 819-627-4387

Stephen J. Norris
Treasurer
Tel.: 514-871-2309